Exhibit 99.(h)(10)(C)

January 22, 2021

American Beacon Funds (the “Trust”)

220 East Las Colinas Blvd., Suite 1200

Irving, TX 75039

Re:	Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

American Beacon Advisors, Inc. (“AmBeacon”) notifies you that, for the funds listed in Attachment A to this letter (the “Funds”), it will waive its management fee and/or reimburse expenses of the Fund, to the extent necessary so that expenses of the Fund, exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses, do not exceed the annual rates listed on Attachment A.

During the period until the expiration date of each expense limitation in Attachment A, the related expense limitation arrangements for each of the Funds may only be modified by mutual agreement of the parties that, with respect to the Trust, includes a majority vote of the “non-interested” Trustees of the Trust. For a period of up to three years following AmBeacon’s contractual fee waiver or reimbursement, AmBeacon may be reimbursed by a Fund if reimbursement does not cause the expenses of the Fund exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short, litigation, and other extraordinary expenses, to exceed the lesser of the contractual percentage limit in effect at the time of the waiver/reimbursement or the time of the recoupment.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Respectfully,

American Beacon Advisors, Inc.
By:	/s/ Jeffrey K. Ringdahl
Name:	Jeffrey K. Ringdahl
Title:	President

Agreed and Accepted on behalf of the Trust
By:	/s/ Melinda G. Heika
Name:	Melinda G. Heika
Title:	Treasurer

A copy of the document establishing the Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by the officer not as an individual and is not binding upon any of the Trustees, officers or shareholders of the Trust individually but only upon the assets of each Fund.

Attachment A

American Beacon Funds – Fiscal Year End: October 31, 2020

		Annual	Annual
		Expense	Expense
Fund	Class	Limit (Cap) %	Recoup Limit %	Expiration
Garcia Hamilton Qlty Bond	R5	0.45		2/28/2022
Garcia Hamilton Qlty Bond	R6	0.41		2/28/2022
Garcia Hamilton Qlty Bond	Y	0.51		2/28/2022
Garcia Hamilton Qlty Bond	Investor	0.83		2/28/2022
Large Cap Value	R6	0.60		2/28/2022
Mid-Cap Value	R5	0.91		2/28/2022
Mid-Cap Value	Y	0.99		2/28/2022
Mid-Cap Value	Investor	1.17		2/28/2022
Mid-Cap Value	Advisor	1.49		2/28/2022
Mid-Cap Value	A	1.26		2/28/2022
Mid-Cap Value	C	2.01		2/28/2022
Mid-Cap Value	R6	0.90		2/28/2022
International Equity	R6	0.69		2/28/2022
Tocqueville Intl Value	R5	0.89		2/28/2022
Tocqueville Intl Value	Y	0.99		2/28/2022
Tocqueville Intl Value	Investor		1.25	1/0/1900